SIGMA LITHIUM CELEBRATED 1,010 DAYS WITHOUT
ACCIDENTS AND ZERO FATALITIES;
OPERATIONS ON TRACK TO REACH 240ktpy LITHIUM OXIDE;

CATEGORICALLY RESPONDS TO INNACURATE MEDIA REPORTS

HIGHLIGHTS

•	Sigma Lithium proudly celebrated 1,010 days without accidents with lost time injury, one of the top employee safety records globally in the battery materials industry. The Company continued to celebrate having zero fatalities since it started activities 14 years ago.

•	The Company successfully concluded the production ramp up of mining operations, delivering high grade materials to its offtake clients at cadence.
o	On track to reach production guidance of 240,000tpy of lithium oxide concentrate.

•	Sigma Lithium vehemently denies as "fake news" inaccurate media reports that incorrectly denominate its waste piles as "banned" by the Ministry of Labor and Employment.
o	As previously stated by the Company, Brazil's mining regulator, Agencia Nacional de Mineracao, issued an official technical statement about Sigma Lithium's waste piles, directly attesting their safety.

•	Sigma Lithium generates approximately 20,000 direct and indirect employment positions at Vale do Jequitinhonha: created 600 new jobs at the mine, totalling over 1,000 direct jobs, including those at the Greentech Industrial Plant.

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São Paulo, May 12, 2026 – Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium concentrate, celebrated 1,010 days without accidents and continued having zero fatalities since it started activities 14 years ago.

MINING OPERATIONS ON TRACK TO ACHIEVE GUIDANCE

The Company successfully concluded a full ramp up of mining operations and is on track to achieve its production guidance 240,000 tonnes per year of lithium oxide concentrate. The large mining trucks of up to 60-tonne capacity and large excavators of 75-tonne capacity have been fully mobilized in four shifts, resulting in the creation of approximately 600 new jobs, driving total direct employment to over 1,000 jobs.

Sigma Lithium’s cleantech industrial dense media separation technology has been globally recognized as an innovative sustainable solution in lithium processing and separation: without the use of drinking water or toxic chemicals and 100% powered by renewable energy.

The Greentech Industrial Plant does not require a mud tailings dam and the plant’s dry stacked tailings are reprocessed or sold as low-grade high purity lithium oxide concentrate. These sales represent a “de facto green premium”, demonstrating that investing in cleantech can generate incremental cash flow as a bonus. As a result of this technological advantage, the Company expects to achieve full circularity next quarter, becoming one of the first zero mining waste battery materials industrial sites globally.

Sigma Lithium has been successfully utilizing modern technologies of bioengineering to germinate grass and regenerate the slope of existing waste rock piles, incorporating them to the hilly landscape of Vale do Jequitinhonha.

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INACCURATE MEDIA REPORTS

The Company vehemently denies as "fake news" the inaccurate media reports published yesterday, May 11, 2026, that incorrectly (i) denominated its waste piles as "banned" by the Ministry of Labor and Employment (“MLE”); (ii) stated that an inspector from the MLE inspected Sigma Lithium’s operations.

Brazil's mining regulator, Agencia Nacional de Mineracao ("ANM or Mining Regulator") publicly issued an official technical statement about Sigma Lithium's waste rock piles, directly attesting their safety, as mentioned in a press release issued by Sigma Lithium on February 4th, 2026.

The swift action by the Mining Regulator to conduct the inspections and issue a technical opinion regarding the Company's waste rock piles underscores the official effort by the Government of Brazil to protect the legal security and certainty for companies conducting mining activities in the country, underscoring the strong governance of the industry.

The Government of Brazil, represented by its various ministries, including the MLE, has demonstrated its commitment to fostering the industrial processing of critical minerals oxides in Brazil, of which Sigma Lithium has been at the forefront since 2023. The Company’s importance is heightened by its key role in the development of the region where it operates in the state of Minas Gerais, Vale do Jequitinhonha, where Sigma Lithium is the largest investor and employer.

The Company is responsible for the generation of approximately 20,000 employment positions in the Vale do Jequitinhonha region, as follows: total indirect jobs of over 12,000, total jobs created by microcredit at 2,000 and total jobs created by the small-scale agriculture irrigation program surpassed 7,000.

The ANM is the only regulatory authority with powers over mining activities in Brazil and equipped with the capabilities to execute technical mining audits. The Mining Regulator Technical Note was the definitive technical opinion over the safety of the Company’s waste piles.

As previously mentioned, there is an ongoing administrative enquiry with respect to certain of the Company's waste piles ("Enquiry") by the MLE which does not have a material effect on Sigma Lithium's capacity to continue to execute its mining activities. As part of this ongoing administrative enquiry, Sigma Lithium received a fine from the MLE on May 8th for R$10,000 (approximately US$2,000), a relatively small amount.

The timely involvement of the Mining Regulator supports the Company's clarification that its "waste piles" are, in fact, hard schist rock mined from the pits and are a common feature of most base metals' operations with host mineral rocks and contact zones.

UNUSUAL INCREASE IN VOLUME OF PUTS COINCIDES WITH SPREAD OF FALSE INFORMATION

The inaccurate news reports published yesterday fit a pattern of the negative media campaigns conducted against Sigma Lithium disseminating false, inaccurate and misleading information, as reported by the Company on January 23rd, 2026. Sigma Lithium is in close contact with the appropriate authorities, including FINRA (US Securities and Exchange Commission), regarding these events.

The false media reports followed an unusual and substantial increase in the volumes of put options on the Company’s shares negotiated at $21.50 on May 8th expiring on May 15th, 2026 (the date scheduled for the release of 1Q26 earnings). Yesterday Sigma Lithium’s share price experienced substantial volatility and ended the day down by 6.5%, compared with a significant increase in the share price of other lithium producers.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

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The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double production capacity to 520,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the

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rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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